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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 1, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-14617

A.    Full title of the plan and the address of the plan, if different from that of issuer named below:

ALLEN TELECOM, INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its executive office:

ANDREW CORPORATION
10500 W. 153rd Street, Orland Park, Illinois 60462
(Address of principal executive offices and zip code)

(708) 349-3300
(Registrant's telephone number, including area code)

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

FINANCIAL STATEMENTS

OCTOBER 1, 2003 AND DECEMBER 31, 2002
AND PERIOD FROM JANUARY 1, 2003 THROUGH OCTOBER 1, 2003
AND YEAR ENDING DECEMBER 31, 2002

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORTS	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Report of Independent Auditors

Trustees
Allen Telecom, Inc. Employee Before-Tax Savings Plan

        We have audited the accompanying statement of net assets available for benefits of Allen Telecom, Inc. Employee Before-Tax Savings Plan as of October 1, 2003, and the related statement of changes in net assets available for benefits for the period from January 1, 2003 through October 1, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 1, 2003, and the changes in its net assets available for benefits for the period from January 1, 2003 through October 1, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP February 27, 2004 Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

To the Employee Before-Tax Savings Plan Committee
and the Participants in the Allen Telecom Inc.
Employee Before-Tax Savings Plan:

        We have audited the accompanying statement of net assets available for benefits of the Allen Telecom Inc. Employee Before-Tax Saving Plan (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP Cleveland, Ohio June 19, 2003

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	October 1 2003	December 31 2002
ASSETS:
Investments	$0	$27,740,271
Contribution receivable:
Participants	0	142,335
Employer	0	377,795
Other receivables	0	7,564
Cash and equivalents	0	11,353

Total assets	0	28,279,318
LIABILITIES—Accrued expenses and other liabilities	0	24,648

Net assets available for benefits	$0	$28,254,670

See Notes to Financial Statements

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Period from January 1, 2003 through October 1, 2003	Year Ending December 31, 2002
ADDITIONS:
Contributions:
Participants	$1,915,636	$2,106,211
Employer	258,435	639,878

Total Contributions	2,174,071	2,746,089

Investment income:
Dividends	34,407	227,361
Interest and other income	80,108	101,841

Total investment income	114,515	329,202
Transfer from other plan	0	1,609,147

Total additions	2,288,586	4,684,438

DEDUCTIONS:
Withdrawals and distributions	2,758,946	2,063,466
Administrative expenses	87,114	105,218
Transfer to other plan	37,956,833	0

Total deductions	40,802,893	2,168,684

Net realized and unrealized appreciation (depreciation)	10,259,637	(2,115,570)

NET INCREASE (DECREASE)	(28,254,670)	400,184
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	28,254,670	27,854,486

End of year	$0	$28,254,670

See Notes to Financial Statements

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

OCTOBER 1, 2003 AND DECEMBER 31, 2002
AND PERIOD FROM JANUARY 1, 2003 THROUGH OCTOBER 1, 2003
AND YEAR ENDED DECEMBER 31, 2002

1.     DESCRIPTION OF THE PLAN

        On October 1, 2003 (the merger date), the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") merged into the Andrew Profit Sharing Trust (APST). Participants of the Plan became participants of the APST as of the merger date. Following is a description of the plan prior to the merger. Participants should refer to the Plan document or the Summary Plan Description for complete information.

        Eligibility—All employees of Allen Telecom, Inc. (Company) and its eligible subsidiaries in the United States who were employees on October 1, 1985 or who thereafter have completed the required eligibility period and are not covered by a collective bargaining agreement, unless that collective bargaining agreement expressly provides for the employee's eligibility, are eligible to participate in the Plan. Eligible employees become participants in the Plan as soon as practicable following the receipt of their enrollment form by the Employee Before-Tax Savings Plan Committee (the "Committee").

        Vesting—Participant contributions are fully vested. Employer matching contributions and earnings thereon are fully vested. Employees of the Company's Comsearch division ("Comsearch") and Northern Virginia participants of Grayson Wireless division ("Northern Virginia Grayson") may receive an additional employer contribution which vests in equal amounts over the period of three to seven years of credited service.

        Contributions—Eligible participants may elect to contribute into the Plan from 1% to 25% of their pre-tax compensation including wages, commissions, and bonuses, excluding bonuses under the Company's Key Management Deferred Bonus Plan up to $12,000 in calendar year 2003 ($11,000 in 2002). Participants may contribute after-tax contributions into the Plan from 1% to 12% of his or her compensation. In any event, a participant's contributions may not, in the aggregate, exceed 25% of his or her compensation including wages, commissions, and bonuses, excluding bonuses under the Company's Key Management Deferred Bonus Plan. Plan participants can elect to have their contributions invested in 1% increments in different investment funds available.

        The Company matches participant contributions equal to 25% of the first 2% and 50% of the third percent, of compensation contributed by the participant during such month, up to a maximum Company contribution. The maximum Company contribution for 2003 was $1,500 ($2,000 in 2002). All company-matching contributions are invested in the same investment options based on the allocation percentage determined by the participant.

        The Plan provides employees from Comsearch and Northern Virginia Grayson an annual profit sharing contribution to each participant who is employed on the last day of the Plan year in an amount equal to 3% of the participant's compensation. The benefit is in lieu of participating in the Company's defined benefit pension plan. The profit sharing contribution was offered for the January 1, 2003 through October 1, 2003 period.

        In addition, a Plan participant, who is age 50 or older by the end of the Plan year, can make an additional contribution to the Plan if no other election deferrals can be made due to Plan or Internal Revenue Code (the Code) limitations. The amount of the catch-up contribution is up to $2,000 for 2003 and $1,000 for 2002.

        Annually, the Board of Directors of Allen Telecom Inc. authorizes the Company to make available to the Plan additional shares of the Company's Common Stock, from Treasury, for purchase at prices 15% below the market prices of the Company's Common Stock with Participants' before-tax contributions and Company matching contributions. The Trustee purchases shares of the Company's common stock for transactions other than before-tax contributions and Company matching contributions in open market transactions. The Trustee purchases shares or units of the other funds (as directed by the participant) on a national securities exchange at current market prices. The Company has no control over the time or prices at which the Trustee makes such purchases and investments or the amounts thereof. The number of shares or units purchased and credited to the participants account depends on the prices paid by the Trustee. The Allen common stock was liquidated on July 21, 2003 and subsequently reinvested in Andrew common stock. The discount was no longer offered after the reinvestment took place.

        The assets of the Plan were maintained by Charles Schwab until October 31, 2003, at which time the assets were transferred to the APST. Upon the merger of the Plan into the APST, participants of the Allen Plan were only permitted to direct contributions into investment funds maintained in the APST.

        Participant Accounts—A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals, and transfers. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

        Plan Withdrawals and Distributions—Active participants may withdraw certain amounts from their accounts up to their entire vested interest if they attain the age of 59 1/2 or qualify for financial hardship. All active participants may withdraw after-tax contributions (minimum withdrawal of $250) that have been credited to their account for at least two years. Participant vested amounts are payable upon retirement, death, or other termination of employment. Any non-vested amounts which are forfeited shall be used first to provide for reasonable expenses of administration of the Plan, second to restore accounts previously forfeited and then any remaining amounts are applied to reduce future Company contributions and pay administrative costs. The participant can elect for distributions to be made in a single sum or in installments.

        Participant Loans—A participant may obtain a loan in an amount as defined by the loan document (not less than $500 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate, which is equal to the prime rate charged by the Company's principal lending banks plus 1% at the time the loan is made and will carry such an interest rate throughout the term of the loan. The loans are repaid through payroll deductions over periods ranging up to 60 months. Monthly principal and interest repayments are credited to the participant's own account and are reinvested in the Investment Funds in the same manner as the participant's contributions are invested. A participant may have up to three loans outstanding at any one time. There is a fixed charge of $50 for second and third loan applications, which is borne by those specific individuals who choose to have more than one loan outstanding. If a loan is declared in default as defined by the loan document, the entire outstanding principal balance will become immediately due and payable, and if not immediately paid the loan will be canceled and the outstanding balance will be treated as a distribution or withdrawal from the Plan depending on the participant's tax circumstances.

2.     SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The accompanying financial statements are prepared on the accrual basis of accounting.

        Investment Valuation—The Plan's investments are stated at fair value, which equals the quoted market price at the last day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of the participation units owned in the common collective trust funds are based on quoted redemption values on the last day of the plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

        Investment Recognition—Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

        Plan Expenses—Any amounts not vested and not eligible for withdrawal at termination of a participant's employment ("Forfeiture Funds") are available to the Plan to pay administrative costs and reduce Company contributions. Forfeiture funds are maintained in the Gartmore Morley Stable Value Fund. Fees associated with hardship withdrawals and quarterly administrative fees for participants with outstanding loans are paid by the participant.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     INVESTMENTS

        During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Period from January 1, 2003 through October 1, 2003	Year Ending December 31, 2002
Andrew Common Stock	$734,285	$0
Allen Common Stock	7,298,888	1,227,192
Mutual Funds	2,017,257	(3,676,488)
Common/collective trust	209,207	333,726

	$10,259,637	$(2,115,570)

        Investments that represent 5% or more of plan net assets at December 31, 2002 are as follows:

Allen Telecom Inc. Common Stock	$6,887,910
American Century Equity Growth Investment Fund	2,420,896
Managers U.S. Stock Market Plus Fund	2,245,393
Oakmark Fund	1,539,356
Janus Worldwide Fund	1,504,423
Schwab S&P 500 Index Fund	1,436,338
Gartmore Morley Stable Value Fund	6,945,333

4.     PLAN TERMINATION

        Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions and earnings thereon will vest immediately and be nonforfeitable.

5.     TAX STATUS

        The Plan has received a determination letter from the Internal Revenue Service dated March 17, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Consent of Independent Auditors

        We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-107550) pertaining to the Allen Telecom Inc. Employee Before-Tax Savings Plan of our report dated February 27, 2004, with respect to the financial statements of the Allen Telecom Inc. Employee Before-Tax Savings Plan included in this Annual Report (Form 11-K) for the period ended October 1, 2003.

/s/ ERNST & YOUNG LLP March 24, 2004 Chicago, IL

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in Registration Statement No. 333-107550 of Andrew Corporation on Form S-8 of our report dated June 19, 2003, appearing in this Annual Report on Form 11-K with respect to the financial statements of the Allen Telecom Inc. Employee Before-Tax Savings Plan for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP Cleveland, Ohio March 26, 2004

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 24, 2004
	By:	/s/ MARTY R. KITTRELL Marty R. Kittrell Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)

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TABLE OF CONTENTS
Report of Independent Auditors
Consent of Independent Auditors
INDEPENDENT AUDITORS' CONSENT
SIGNATURES